Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our reports dated November 30, 2016, with respect to the consolidated balance sheet of The Toronto-Dominion Bank (the “Bank”) as at October 31, 2016 and 2015, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2016, and the effectiveness of internal control over financial reporting of the Bank as at October 31, 2016.

We also consent to the incorporation by reference of our reports dated November 30, 2016 in the following Registration Statements of the Bank:

1)	Registration Statement (Form F-3 No. 333-83232),
2)	Registration Statement (Form F-3 No. 333-211718),
3)	Registration Statement (Form S-8 No. 333-12948),
4)	Registration Statement (Form S-8 No. 333-120815),
5)	Registration Statement (Form S-8 No. 333-142253),
6)	Registration Statement (Form S-8 No. 333-150000),
7)	Registration Statement (Form S-8 No. 333-167234), and
8)	Registration Statement (Form S-8 No. 333-169721).

/s/Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 1, 2016